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Exhibit 17(c)

PROTECTIVE LIFE INSURANCE COMPANY
DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
FOR INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICIES
Pursuant to Rule 6e3(T)(b)(12)(iii)

Amendment dated November 5, 2008 for Policies issued on or after December 1, 2008

Page 1, second paragraph:

The Company requires blood samples to be drawn with applications for coverage over $100,000.

Page 2, fourth paragraph:

Rate classes for the Premiere III product are: Preferred (ages 18-80), Nontobacco (ages 0-80), Select Preferred (ages 18-75), Preferred Tobacco (ages 18-75) or Tobacco (ages 18-80). Protective guarantees that the cost of insurance rates used to calculate the monthly cost of insurance coverage will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2001 Commissioners' Standard Ordinary Mortality Tables, Age Last Birthdate, Male or Female, Smoker or Nonsmoker Mortality Rates ("2001 CSO Tables").

Page 3, Lapse and Reinstatement Procedures

If a Policy reinstates after termination, the lapse protection will not be reinstated.

Page 4, second paragraph:

Surrender charges for a decrease in initial face amount are shown below per $1,000 of decrease:

Issue Age	Surrender Charge (First Year) per $1,000 of Initial Face Amount
30	$17.50
35	$20.00
40	$23.00
45	$27.25
50	$33.00
55	$39.75
60	$49.00
65	$54.25
70	$53.75
75	$53.50

Page 7, third full paragraph:

Premiere III permits policy loans up to 99% of the Policy's Cash Value.

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  Exhibit 17(c)